Exhibit 99.1

Orla Mining Drills Significant Gold Intersections at Multiple Oxide Targets upon Reactivation of Exploration at South Railroad Project, Nevada

VANCOUVER, BC, Feb. 8, 2023 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to provide an update on its exploration activities on its South Railroad Project ("South Railroad" or "the project") in 2022 and an overview of exploration plans for 2023 in Nevada.

2022 Exploration Highlights: South Railroad (Nevada)

  The resumption of exploration activities in mid-2022 resulted in promising drill results from multiple satellite oxide mineralized zones and targets across the 21,000-hectare South Railroad land package.
  Infill and selected step-out drilling was performed with the objective to upgrade inferred resources at the Pinion SB, POD, Sweet Hollow and Jasperoid Wash oxide deposits, define potential new resources at the Dixie mineralized zone, and advance the early-stage LT target.
  Inferred mineral resource estimates for Pinion SB, POD, Sweet Hollow, and Jasperoid Wash are expected to be updated in the second half of 2023, incorporating assay and metallurgical test study results from the 2022 core and reverse circulation ("RC") drill program, as well as from historical drill holes.
  Notable 2022 RC drill results (core hole results pending)1:

Oxide Resource Targets

•	Pinion SB	PR22-01	0.85 g/t Au over 53.3 m (Oxide), and
1.03 g/t Au over 32.0 m (Oxide)
•	POD	POD22-15	4.87 g/t Au over 25.9 m (Transition), incl. 8.52 g/t Au over 13.7m (Oxide)
		POD22-09:	1.37 g/t Au over 21.3m (Oxide) & 4.96 g/t Au over 24.4m (Sulphide)
•	Sweet Hollow	SH22-03:	0.52 g/t Au over 35.1 m (Oxide)
		SH22-04:	0.41 g/t Au over 32.0 m (Oxide)
•	Jasperoid Wash	JW22-04:	0.62 g/t Au over 18.3 m (Transition)
		JW22-03:	0.29 g/t Au over 38.1 m (Oxide)
Oxide Advanced-Stage Exploration Target
•	Dixie	DX22-06:	0.81 g/t Au over 19.8 m (Oxide)
		DX22-04:	1.77 g/t Au over 10.7 m (Transition)
Oxide Early-Stage Exploration Target
•	LT	LT22-01:	0.53 g/t Au over 21.3 m (Oxide)

"Our short but effective drill program in 2022 successfully confirmed significant mineralization at multiple satellite zones and targets on the South Railroad Project. We believe there are immediate opportunities to upgrade and potentially increase oxide resources on our land package, which could ultimately strengthen project economics," said Sylvain Guerard, Senior Vice President, Exploration, of Orla. "New, highly prospective oxide and sulphide targets have also been outlined for drilling in 2023. The team is excited to be ramping up exploration activities directed toward making new discoveries on the Carlin Trend."

Current Mineral Reserve Estimate

	Tonnes	Gold	Silver	Gold	Silver
	(000's)	(g/t)	(g/t)	(koz)	(koz)
Dark Star Proven	6,911	1.27		282
Pinion Proven	2,049	0.76	6.64	50	437
Proven Total	8,960	1.15		333	437
Dark Star Probable	22,248	0.78		557
Pinion Probable	33,992	0.65	5.22	714	5,700
Probable Total	56,239	0.70		1,271	5,700
P&P Total	65,199	0.77		1,604	6,137

Current Mineral Resource Estimate

	Tonnes	Gold	Silver	Gold	Silver
	(000's)	(g/t)	(g/t)	(koz)	(koz)
Dark Star Measured	7,225	1.24		288
Pinion Measured	2,336	0.73	6.5	55	488
Measured Total	9,561	1.12		343	488
Dark Star Indicated	24,567	0.79		625
Pinion Indicated	41,193	0.62	5.0	816	6,617
Indicated Total	65,761	0.68		1,441	6,617
M&I Total	75,322	0.74		1,784	7,105
Dark Star Inferred	1,176	0.50		19
Pinion Inferred	1,178	0.40	2.4	15	92
Jasperoid Wash Inferred	11,939	0.34		130
POD / Sweet Hollow / South Lodes Inferred	4,665	0.98		145
North Bullion – Open Pit Inferred	2,849	3.75		345
North Bullion – Underground Inferred	457	4.49		66
Inferred Total	22,264	1.00		720	92
Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grade, and contained metal content. Mineral Resources are inclusive of Mineral Reserves. Additional information can be found in the South Railroad Project Technical Report entitled "Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada" and dated March 14, 2022, available at https://orlamining.com and under the Company's profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

2022 Exploration: South Railroad (Nevada)

South Railroad is a feasibility-stage heap leach project that is currently in the permitting stage. The feasibility study on the project contemplates open pit mining of the Dark Star and Pinion deposits. South Railroad is situated within a prospective land package, referred to as the Railroad-Pinion property, along the prolific Carlin Trend, which provides opportunities for future resource expansion and conversion, and the discovery of new deposits. Orla is actively exploring the land package in parallel with permitting and development of the heap leach project.

The project covers a strike length of over 25 kilometres along the southern end of the prolific Carlin Gold Trend, Nevada. The Carlin Trend consists of multiple deposits containing a huge gold endowment of >100 million ounces. Gold mineralization at South Railroad occurs mainly as disseminated Carlin-type ore-stage pyrite in stratiform breccia and stratigraphic horizons within a complex fault network. The property hosts multiple zones of oxide, transition and sulphide mineralization, throughout the entire land package, with current Proven & Probable Reserves of 1.6 M oz (65.2 Mt @ 0.77 g/t Au) and Measured and Indicated Resources of 1.8 M oz (75.3 Mt @ 0.74 g/t Au). Multiple high priority exploration targets have been defined and provide excellent upside potential for the discovery of new deposits.

Exploration at South Railroad in 2022 focused on oxide resource definition and expansion at multiple targets. Upon taking ownership of the South Railroad project in August 2022, Orla accelerated exploration activities and expanded the project's 2022 program. The program objectives included: 1) confirming historical drill results, and 2) providing additional information, including increased drill hole spacing density, specific gravity measurements and material for preliminary metallurgical test work necessary for mineral resources estimation upgrade and growth. 2022 RC drill assay results are in line with historical drilling data at each of the drilled targets. Mineral resource estimates for Pinion SB, POD, Sweet Hollow, and Jasperoid Wash mineralized zones, and at the Dixie target, are planned for 2023.

In total, 10,573 metre of drilling (9,796 metres of RC in 61 holes and 777 metres of core in 7 holes) were completed at South Railroad in 2022. All RC assay results have been received and are presented in this news release. Assay results for drill core holes remain pending. Selective core material will be used for metallurgical test study planned for the second quarter 2023.

Figure 1: South Railroad Project; Deposits, Mineralized Zones and 2022 Drill Results Highlights (CNW Group/Orla Mining Ltd.)

Figure 2: South Railroad Project; Deposits, Mineralized Zones and 2023 Drill Targets (CNW Group/Orla Mining Ltd.)

Pinion SB – Resource Expansion:

The Pinion SB mineralized zone is contiguous and southeast of the Pinion deposit. Orla completed 12 RC holes (2,874 drill metres) in 2022. Drilling successfully demonstrated continuity of the oxide gold mineralization extending southeast over a redefined strike length of 420 metres and from 115 to 190 metres vertical depth. Mineralization remains open along strike. The Pinion deposit and Pinion SB Zone are hosted in a northwest-trending structural zone, at the Devil's Gate / Tripon Pass – Webb formations karsted contact, within the south-plunging nose of the Bullion Anticline. An updated resource estimate is planned for the second half of 2023.

Notable results:

  PR22-01: 0.85 g/t Au over 53.3 m (Oxide) from 109.7 m
  PR22-01: 1.03 g/t Au over 32.0 m (Oxide) from 176.8 m
  PR22-07: 1.10 g/t Au over 27.4 m (Oxide) from 210.3 m
  PR22-01: 1.61 g/t Au over 18.3 m (Oxide) from 225.6 m
  PR22-02: 0.46 g/t Au over 62.5 m (Oxide) from 80.8 m

Figure 3: South Railroad Project – Pinion Long Section (CNW Group/Orla Mining Ltd.)

POD – Resource Expansion:

The POD zone is located in the northern part of the property, 1.5 km south-southwest of the North Bullion deposit. POD geological setting is similar to Newmont's Rain deposit located to the north of the property. In 2022, 18 RC holes (1,475 drill metres) and two core holes (195 metres) were completed at POD. Drilling intersected significant transition and sulphide, including high grade (>4 g/t Au) gold mineralization confirming shallow positive historical drill results. POD mineralization is hosted in the Mississippian Chainman Formation along a northwest-southeast trending structural zone. An updated resource estimate is planned for the second half of 2023.

Notable results:

  POD22-15: 4.87 g/t Au over 25.9 m from 30.5 m (Transition), incl. 8.52 g/t Au over 13.7m (Oxide)
  POD22-09: 1.37 g/t Au over 21.3 m (Oxide) from 18.3 m, and 4.96 g/t Au over 24.4 m (Sulphide) from 39.6 m
  POD22-08: 1.51 g/t Au over 12.2m (Oxide) from 22.9 m, and 4.12 g/t Au over 35.1m (Sulphide) from 36.6 m
  POD22-04: 2.16 g/t Au over 22.9 m (Transition) from 33.5 m
  POD22-14: 1.52 g/t Au over 19.8m (Oxide) & 2.72 g/t Au over 32.0m (Sulphide) from 16.8 m

Figure 4: South Railroad Project – POD Long Section (CNW Group/Orla Mining Ltd.)

Sweet Hollow – Resource Expansion:

The Sweet Hollow mineralized zone is located in the northern part of the property near the POD mineralized zone, and 1.25 km southwest of the North Bullion deposit. This is a similar geological setting to Newmont's Emigrant deposit located to the north of the property. Seven RC holes (628 metres) and 3 core holes (171 metres) were completed at Sweet Hollow in 2022. Drilling intersected oxide mineralization, confirming near surface positive historical drill results. Sweet Hollow gold mineralization is hosted in Devil's Gate / Tripon Pass – Webb formations karsted contact along the north-northeast trending Bullion Fault. An updated resource estimate is planned for the second half of 2023.

Notable results:

  SH22-03: 0.52 g/t Au over 35.1 m (Oxide) from 41.1 m
  SH22-04: 0.41 g/t Au over 32.0 m (Oxide) from 16.8 m
  SH22-05: 0.38 g/t Au over 29.0 m (Oxide) from 1.5 m
  SH22-05: 0.31 g/t Au over 30.5 m (Oxide) from 36.6 m

Figure 5: South Railroad Project – Sweet Hollow Long Section (CNW Group/Orla Mining Ltd.)

Jasperoid Wash – Resource Expansion:

Jasperoid Wash is located 10 km south of the Pinion deposit. Gold mineralization is currently defined over 140 metres vertically starting at surface. Eight RC holes (1,222 metres) were completed at Jasperoid Wash in 2022. Drilling intersected oxide, transition, and sulphide mineralization, confirming positive historical drill results. The mineralized zone is hosted in Pennsylvania – Permian formations sedimentary breccia and Tertiary intrusive rocks bounded by two north trending regional structures known as the Westport and Eastport Faults. An updated resource estimate is planned for the second half of 2023.

Notable results:

  JW22-04: 0.62 g/t Au over 18.3 m (Transition) from 30.5 m
  JW22-03: 0.29 g/t Au over 38.1 m (Oxide) from 71.6 m
  JW22-06: 0.24 g/t Au over 27.4 m (Oxide) from 18.3 m, and 0.37 g/t Au over 15.2 m (Oxide) from 67.1 m

Figure 6: South Railroad Project – Jasperoid Wash Long Section (CNW Group/Orla Mining Ltd.)

Dixie – Advanced Exploration, Resource Definition:

Dixie is located 3.4 km to the south of the Dark Star deposit along a north-trending regional structure known as the Ridgeline Fault. Twelve RC holes (2,615 metres) and 2 core holes (411 metres) were completed at Dixie in 2022. No resource exists at Dixie and an initial resource estimate is planned for 2023 using both historical results and 2022 RC and core drilling completed by Orla, along with drill core material to be used for metallurgical studies. Gold mineralization is hosted in Pennsylvanian – Permian Formations sedimentary rocks and is currently defined over 200 metres, ranging from 75 to 300 metres below surface and remains open to the south.

Notable results:

  DX22-06: 0.50 g/t Au over 35.1 m (Transition) from 74.7 m, and 0.81 g/t Au over 19.8 m (Oxide) from 109.7 m
  DX22-04: 1.77 g/t Au over 10.7 m (Transition) from 163.1 m, and 0.62 g/t Au over 15.2 m (Oxide) from 207.3 m
  DX22-01: 0.47 g/t Au over 36.6 m (Transition) from 149.4 m

Figure 7: South Railroad Project – Dixie Long Section (CNW Group/Orla Mining Ltd.)

LT – Early-Stage Exploration:

The LT target is located 3 km northwest of the Pinion deposit. Selected historical significant oxide intercepts at LT includes: 30.5 m of 0.78 g/t Au (LT20-08) and 39.6 m of 0.76 g/t Au (LT21-02). Oxide mineralization at LT starts at the surface and is open along strike to the north and at depth. Mineralization is currently defined over a strike length of 600 metres and from surface to 115 metres vertically. Two RC holes were drilled in 2022 (335 drill metres) with one hole (L22-01) intersecting positive oxide gold mineralization from surface. The second hole was drilled off trend and did not return significant results. A soil geochemical survey was also performed in 2022 to define extension of the mineralization to the north and orient follow-up drilling. Partial soil results received thus far suggest gold mineralization may extend north of LT. The LT target is hosted in the north-trending LT Fault at the permissive Devil's Gate / Tripon Pass – Webb formations karsted contact.

Notable result:

  LT22-01: 0.53 g/t Au over 21.3 m (Oxide) from 0.0 m

2023 Exploration Plans & Strategy: South Railroad (Nevada)

A $10 million exploration budget is planned in Nevada in 2023 which would include approximately 22,400 metres of drilling (16,500 metres of RC drilling and 5,900 metres of core).

Resource Definition and Expansion + New Discoveries:

Multiple targets, including the extension of known mineralization (deposits) and newly developed targets supported by geology, geochemistry, and geophysical data, have been defined by Orla. Key exploration targets to be drilled in 2023 include Pinion SB, as well as extensions of mineralization at Jasperoid Wash, Dixie, POD, Sweet Hollow, and North Bullion. Target design focuses on primary structural controls (north–south and west-northwest–east-southeast striking structures), especially where these structures intersect and crosscut favourable stratigraphic horizons.

There is potential for the discovery of additional satellite deposits, including Carlin-, epithermal- and skarn-type gold and base metal mineralization, throughout the district in many areas that have not been thoroughly tested. Targets with potential for new discoveries occur in various parts of the property and include LT, Webb, Millie, Quick, Davis, CC, Ranch, Hidden Star, Porter, Robinson, Willow, and South Dome. In addition to drill testing some of these less advanced targets, geological mapping and geochemical surveys are planned to advance early-stage targets to the drill-stage and to develop new exploration targets.

Figure 8: South Railroad Project with 2022 Drilling and 2023 Exploration Targets (CNW Group/Orla Mining Ltd.)

Qualified Persons Statement

The scientific and technical information in this news release has been reviewed and approved by Mr. Sylvain Guerard, P Geo., SVP Exploration of the Company, who is the Qualified Person as defined under the definitions of National Instrument 43-101 ("NI 43-101").

To verify the information related to the 2022 drilling programs at the South Railroad property, Mr. Guerard has visited the property in the past year; discussed logging, sampling, and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations.

Quality Assurance / Quality Control – 2022 Drill Program

All gold results at South Railroad were obtained by fire assay fusion and optical emission finish (FA-PB30-ICP) at American Assay Labs in Sparks, Nevada, USA. Over limit gold assays were determined using fire assay fusion with gravimetric finish (GRAVAu-30). Gold cyanide extraction was determined using a 2-hour cyanide leach (AuCN30). All other elements were determined by 4 acid and boric acid dissolution with ICP-OES+MS method (ICP-2AM50). Quality Assurance/Quality Control and interpretation of results were performed by qualified persons employing a Quality Assurance/Quality Control program consistent with NI 43-101 and industry best practices. Certified reference material (standards), blank, or rig duplicate were inserted approximately every tenth sample for Quality Assurance/Quality Control purposes by the Company. American Assay Labs is independent of Orla. There are no known drilling, sampling, recovery, or other factors that could materially affect the accuracy or reliability of the drilling data at South Railroad.

About Orla Mining Ltd.

Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine, located in Zacatecas State, Mexico. The property is 100% owned by Orla and covers over 160,000 hectares. The technical report for the 2021 Feasibility Study on the Camino Rojo oxide gold project entitled "Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project – Municipality of Mazapil, Zacatecas, Mexico" dated January 11, 2021, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of Cerro Quema located in Panama which includes a gold production scenario and various exploration targets. Cerro Quema is a proposed open pit mine and gold heap leach operation. The technical report for the Pre-Feasibility Study on the Cerro Quema oxide gold project entitled "Project Pre-Feasibility Updated NI 43-101 Technical Report on the Cerro Quema Project, Province of Los Santos, Panama" dated January 18, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada. The technical report for the 2022 Feasibility Study entitled "South Railroad Project, Form 43-101F1 Technical Report Feasibility Study, Elko County, Nevada" dated March 23, 2022, is available on SEDAR and EDGAR under the Company's profile at www.sedar.com and www.sec.gov, respectively. The technical reports are available on Orla's website at www.orlamining.com

Forward-looking Statements

This news release contains certain "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the potential mineralization at South Railroad based on the 2022 drill program, including the potential for upgraded and increased mineral resource estimates, extension of mine life, strengthening project economics, and the discovery of new deposits; the timing of updated or new mineral resource estimates and the results thereof;  and the Company's 2023 drill program, including the expected expenditures, timing, benefits, and results thereof. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding the price of gold, silver, and copper; the accuracy of mineral resource and mineral reserve estimations; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained, including concession renewals and permitting; that political and legal developments will be consistent with current expectations; that currency and exchange rates will be consistent with current levels; and that there will be no significant disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit, bulk density measurements may not be representative, interpreted and modelled metallurgical domains may not be representative, and metallurgical recoveries may not be representative; the Company's reliance on Camino Rojo and risks associated with its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including by the COVID-19 pandemic; risks related to the Company's indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks; permitting risks; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo Plc with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company's limited operating history; risks related to the Company's history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company's ability to identify, complete, and successfully integrate acquisitions; dividend risks; risks related to the Company's foreign subsidiaries; risks related to the Company's accounting policies and internal controls; the Company's ability to satisfy the requirements of the Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company's status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; risks associated with executing the Company's objectives and strategies, as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 18, 2022, which are available on www.sedar.com and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission ("SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in news release may not be comparable to similar information disclosed by United States companies.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are "substantially similar" to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Appendix: Drill Results

Table 1: South Railroad Drill Composites

HOLE-ID	From (m)	To (m)	Core Length (m)	Est. True Width	Au (g/t)	CN Rec (%)	Au GXM	Ox Domain	Including 0.5g/t Au COG	Including 1g/t Au COG	Including 2g/t Au COG	Including 10g/t Au HG
				(m)
DX22-01	124.97	128.02	3.05	2.68	0.18	46.9	0.55	Trans
DX22-01	149.35	185.93	36.58	31.99	0.47	44.4	17.24	Trans	15.24m @ 0.54g/t Au & 48.5% CN Rec 3.05m @ 0.61g/t Au & 38.3% CN Rec
DX22-01	192.02	195.07	3.05	2.67	0.29	42.5	0.89	Trans
DX22-01	202.69	208.79	6.10	5.34	0.30	41.5	1.85	Trans
DX22-01	211.84	213.36	1.52	1.34	0.50	32.0	0.76	Sx
DX22-01	216.41	222.50	6.10	5.35	0.25	50.5	1.55	Trans
DX22-01	236.22	243.84	7.62	6.70	0.26	42.4	1.99	Trans
DX22-02	137.16	160.02	22.86	20.28	0.35	55.1	8.00	Trans	3.05m @ 0.79g/t Au & 51.1% CN Rec
DX22-02	160.02	161.54	1.52	1.36	0.52	28.7	0.80	Sx
DX22-02	167.64	169.16	1.52	1.37	0.28	45.9	0.43	Trans
DX22-02	175.26	176.78	1.52	1.37	0.28	42.3	0.43	Trans
DX22-02	224.03	225.55	1.52	1.38	0.17	40.7	0.26	Trans
DX22-02	248.41	249.94	1.52	1.38	0.37	41.0	0.56	Trans
DX22-02	252.98	256.03	3.05	2.77	0.42	43.1	1.27	Trans
DX22-03	144.78	166.12	21.34	19.54	0.27	78.5	5.77	Ox	1.52m @ 0.5g/t Au & 78.7% CN Rec
DX22-03	172.21	182.88	10.67	9.81	0.59	78.7	6.28	Ox	9.14m @ 0.61g/t Au & 81.9% CN Rec
DX22-03	182.88	201.17	18.29	16.76	0.34	52.0	6.22	Trans	1.52m @ 0.51g/t Au & 48% CN Rec 1.52m @ 0.57g/t Au & 71.6% CN Rec
DX22-03	224.03	233.17	9.14	8.37	0.27	42.9	2.45	Trans
DX22-04	68.58	73.15	4.57	4.20	0.37	82.8	1.70	Ox
DX22-04	79.25	89.92	10.67	9.87	0.38	72.4	4.06	Ox	1.52m @ 1.17g/t Au & 79.9% CN Rec	1.52m @ 1.17g/t Au & 79.9% CN Rec
DX22-04	100.58	117.35	16.76	15.64	0.43	70.9	7.26	Ox	6.1m @ 0.68g/t Au & 65.3% CN Rec	1.52m @ 1.43g/t Au & 50.7% CN Rec
DX22-04	117.35	134.11	16.76	15.69	0.59	50.4	9.90	Trans	16.76m @ 0.59g/t Au & 50.4% CN Rec	1.52m @ 1.05g/t Au & 59.5% CN Rec 1.52m @ 1.11g/t Au & 61.8% CN Rec
DX22-04	134.11	149.35	15.24	14.31	1.06	17.5	16.18	Sx		1.52m @ 1.42g/t Au & 24.6% CN Rec 4.57m @ 1.85g/t Au & 12.1% CN Rec	1.52m @ 2.36g/t Au & 12% CN Rec
DX22-04	155.45	163.07	7.62	7.19	1.04	12.6	7.89	Sx		4.57m @ 1.28g/t Au & 11.2% CN Rec
DX22-04	163.07	173.74	10.67	10.09	1.77	52.7	18.90	Trans	10.67m @ 1.77g/t Au & 52.7% CN Rec	9.14m @ 1.9g/t Au & 54% CN Rec	6.1m @ 2.19g/t Au & 64.4% CN Rec
DX22-04	175.26	182.88	7.62	7.21	1.00	24.6	7.59	Sx		1.52m @ 1.88g/t Au & 26.9% CN Rec
DX22-04	182.88	198.12	15.24	14.41	1.07	41.0	16.27	Trans	15.24m @ 1.07g/t Au & 41% CN Rec	6.1m @ 1.57g/t Au & 46% CN Rec 1.52m @ 1.45g/t Au & 41.6% CN Rec	1.52m @ 2.07g/t Au & 41.3% CN Rec
DX22-04	198.12	201.17	3.05	2.88	1.64	26.4	4.98	Sx		3.05m @ 1.64g/t Au & 26.4% CN Rec
DX22-04	205.74	207.26	1.52	1.44	0.60	25.5	0.92	Sx
DX22-04	207.26	222.50	15.24	14.43	0.62	81.4	9.45	Ox	10.67m @ 0.76g/t Au & 86.3% CN Rec	3.05m @ 1.16g/t Au & 91.2% CN Rec
DX22-04	240.79	242.32	1.52	1.44	0.52	25.0	0.79	Sx
DX22-04	245.36	248.41	3.05	2.89	0.30	56.1	0.91	Trans
DX22-04	265.18	266.70	1.52	1.44	0.25	56.1	0.37	Trans
DX22-05	129.54	134.11	4.57	4.05	0.33	60.8	1.53	Trans
DX22-05	149.35	150.88	1.52	1.35	0.39	43.1	0.60	Trans
DX22-05	156.97	164.59	7.62	6.77	0.40	51.1	3.05	Trans
DX22-06	74.68	109.73	35.05	33.26	0.50	44.0	17.55	Trans	12.19m @ 0.61g/t Au & 36.2% CN Rec 3.05m @ 0.72g/t Au & 58.4% CN Rec	1.52m @ 1.05g/t Au & 41.2% CN Rec
DX22-06	109.73	129.54	19.81	18.86	0.81	72.5	16.14	Ox	12.19m @ 1.06g/t Au & 78.5% CN Rec	7.62m @ 1.16g/t Au & 81.1% CN Rec
DX22-07	76.20	88.39	12.19	11.82	0.42	85.8	5.16	Ox	1.52m @ 0.75g/t Au & 46.8% CN Rec 1.52m @ 0.56g/t Au & 95.9% CN Rec
DX22-07	88.39	99.06	10.67	10.35	0.48	47.4	5.12	Trans	3.05m @ 0.94g/t Au & 41.3% CN Rec
DX22-07	111.25	112.78	1.52	1.48	0.23	47.0	0.36	Trans
DX22-08	121.92	123.44	1.52	1.41	0.54	33.4	0.82	Sx
DX22-08	123.44	124.97	1.52	1.41	0.48	77.0	0.73	Ox
DX22-08	124.97	132.59	7.62	7.05	0.57	18.6	4.34	Sx
DX22-08	132.59	137.16	4.57	4.23	0.36	44.4	1.64	Trans
DX22-08	175.26	176.78	1.52	1.43	0.56	32.9	0.85	Sx
DX22-08	176.78	179.83	3.05	2.87	0.39	60.4	1.19	Trans
DX22-08	201.17	205.74	4.57	4.29	0.61	53.6	2.77	Trans	1.52m @ 1.02g/t Au & 36.4% CN Rec	1.52m @ 1.02g/t Au & 36.4% CN Rec
DX22-08	217.93	219.46	1.52	1.43	0.38	43.7	0.57	Trans
DX22-09	76.20	80.77	4.57	4.11	0.48	97.5	2.20	Ox	1.52m @ 0.75g/t Au & 91% CN Rec
DX22-09	88.39	89.92	1.52	1.37	0.21	96.2	0.32	Ox
DX22-09	99.06	118.87	19.81	18.18	0.35	67.6	7.03	Trans	6.1m @ 0.72g/t Au & 71.8% CN Rec	1.52m @ 1.14g/t Au & 71.9% CN Rec
DX22-09	155.45	158.50	3.05	2.84	0.25	83.2	0.77	Ox
DX22-09	182.88	188.98	6.10	5.70	0.19	61.5	1.13	Trans
DX22-10	76.20	86.87	10.67	9.09	0.46	64.7	4.91	Trans	3.05m @ 1.05g/t Au & 72.4% CN Rec	1.52m @ 1.12g/t Au & 73.2% CN Rec
DX22-10	111.25	120.40	9.14	8.01	0.22	66.2	2.02	Trans
DX22-10	138.68	140.21	1.52	1.36	0.19	43.0	0.28	Trans
DX22-10	161.54	173.74	12.19	11.06	0.28	52.2	3.43	Trans
DX22-11	56.39	67.06	10.67	10.34	0.27	62.2	2.91	Trans	1.52m @ 0.57g/t Au & 68.3% CN Rec
DX22-11	102.11	103.63	1.52	1.49	0.18	55.0	0.27	Trans
DX22-11	117.35	118.87	1.52	1.49	0.39	52.4	0.60	Trans
DX22-11	152.40	164.59	12.19	11.94	0.19	88.4	2.37	Ox
DX22-12	144.78	146.30	1.52	1.43	0.18	61.5	0.27	Trans
DX22-12	161.54	179.83	18.29	17.34	0.98	17.4	17.99	Sx		12.19m @ 1.12g/t Au & 16% CN Rec	1.52m @ 2.14g/t Au & 18.7% CN Rec
DX22-12	220.98	230.12	9.14	8.75	0.39	77.0	3.55	Ox	1.52m @ 0.63g/t Au & 71.1% CN Rec
DX22-12	230.12	271.27	41.15	39.54	0.34	42.8	14.07	Trans	7.62m @ 0.6g/t Au & 43.7% CN Rec
JW22-01	51.82	59.44	7.62	5.89	0.88	17.6	6.70	Sx		3.05m @ 1.46g/t Au & 18.9% CN Rec
JW22-01	62.48	71.63	9.14	6.99	0.87	21.1	7.98	Sx		3.05m @ 1.2g/t Au & 22.8% CN Rec
JW22-01	83.82	85.34	1.52	1.15	0.57	15.8	0.87	Sx
JW22-01	135.64	144.78	9.14	6.60	0.22	83.5	1.99	Ox
JW22-02	36.58	39.62	3.05	2.49	0.76	8.6	2.32	Sx
JW22-02	80.77	83.82	3.05	2.36	0.21	72.3	0.65	Ox
JW22-02	100.58	103.63	3.05	2.33	0.21	96.4	0.63	Ox
JW22-02	120.40	124.97	4.57	3.52	0.19	85.3	0.88	Ox
JW22-02	144.78	167.64	22.86	17.54	0.21	85.1	4.84	Ox
JW22-03	38.10	39.62	1.52	1.12	0.18	62.6	0.28	Trans
JW22-03	41.15	44.20	3.05	2.25	0.69	29.4	2.11	Sx
JW22-03	51.82	54.86	3.05	2.23	1.01	10.8	3.07	Sx		1.52m @ 1.26g/t Au & 16.7% CN Rec
JW22-03	57.91	65.53	7.62	5.49	0.30	58.5	2.27	Trans	1.52m @ 0.5g/t Au & 48.1% CN Rec
JW22-03	71.63	109.73	38.10	26.86	0.29	73.5	11.04	Ox	3.05m @ 0.58g/t Au & 79.4% CN Rec
JW22-03	109.73	124.97	15.24	10.27	0.36	61.5	5.50	Trans
JW22-04	3.05	6.10	3.05	2.51	0.26	87.9	0.78	Ox
JW22-04	15.24	24.38	9.14	7.49	0.28	85.5	2.58	Ox
JW22-04	30.48	48.77	18.29	14.82	0.62	58.6	11.26	Trans	13.72m @ 0.78g/t Au & 55.1% CN Rec	3.05m @ 1.58g/t Au & 53.4% CN Rec
JW22-04	51.82	60.96	9.14	7.30	0.84	19.4	7.67	Sx		1.52m @ 1.12g/t Au & 20.5% CN Rec 1.52m @ 1.49g/t Au & 18.1% CN Rec
JW22-04	71.63	82.30	10.67	8.24	0.32	90.4	3.41	Ox	1.52m @ 0.64g/t Au & 98.4% CN Rec
JW22-04	97.54	99.06	1.52	1.16	0.17	58.5	0.26	Trans
JW22-04	150.88	152.40	1.52	1.10	1.26	92.1	1.92	Ox	1.52m @ 1.26g/t Au & 92.1% CN Rec	1.52m @ 1.26g/t Au & 92.1% CN Rec
JW22-05	80.77	82.30	1.52	1.15	0.92	14.2	1.40	Sx
JW22-05	131.06	132.59	1.52	1.13	0.17	80.9	0.26	Ox
JW22-05	137.16	150.88	13.72	10.03	0.24	78.9	3.25	Ox
JW22-06	6.10	10.67	4.57	3.67	0.27	92.6	1.21	Ox
JW22-06	18.29	45.72	27.43	21.63	0.24	86.1	6.72	Ox
JW22-06	54.86	57.91	3.05	2.38	0.28	89.1	0.85	Ox
JW22-06	67.06	82.30	15.24	11.76	0.37	78.3	5.57	Ox	3.05m @ 0.91g/t Au & 58.4% CN Rec	1.52m @ 1.2g/t Au & 25.8% CN Rec
JW22-06	99.06	117.35	18.29	13.85	0.27	74.6	4.95	Ox
JW22-06	120.40	123.44	3.05	2.31	0.41	53.1	1.25	Trans	1.52m @ 0.54g/t Au & 63% CN Rec
JW22-07	27.43	53.34	25.91	2.06	0.18	80.6	4.77	Ox
JW22-07	68.58	70.10	1.52	0.14	0.86	30.2	1.31	Sx
JW22-07	71.63	74.68	3.05	0.29	0.22	60.3	0.66	Trans
JW22-07	106.68	117.35	10.67	1.24	0.66	8.4	7.07	Sx
JW22-07	121.92	123.44	1.52	0.18	0.38	69.3	0.57	Trans
JW22-07	123.44	128.02	4.57	0.54	0.82	19.0	3.74	Sx		1.52m @ 1.14g/t Au & 10.5% CN Rec
JW22-07	129.54	131.06	1.52	0.18	0.25	48.4	0.38	Trans
JW22-07	158.50	166.12	7.62	0.90	0.24	64.6	1.84	Trans
JW22-08	45.72	47.24	1.52	1.08	0.26	88.5	0.40	Ox
JW22-08	80.77	86.87	6.10	4.20	0.45	75.8	2.73	Ox	3.05m @ 0.57g/t Au & 82.2% CN Rec
JW22-08	97.54	102.11	4.57	3.12	0.23	84.4	1.07	Ox
JW22-08	129.54	137.16	7.62	5.14	0.41	92.6	3.11	Ox	1.52m @ 1.03g/t Au & 91.3% CN Rec	1.52m @ 1.03g/t Au & 91.3% CN Rec
LT22-01	0.00	21.34	21.34	15.66	0.53	75.1	11.31	Ox	12.19m @ 0.67g/t Au & 81.3% CN Rec	1.52m @ 1.28g/t Au & 78.1% CN Rec
LT22-02	No Significant Results
POD22-01	25.91	36.58	10.67	7.13	0.78	3.5	8.29	Sx		1.52m @ 1.25g/t Au & 0.4% CN Rec
POD22-02	38.10	53.34	15.24	12.16	0.43	62.3	6.59	Trans	1.52m @ 0.74g/t Au & 66.5% CN Rec 1.52m @ 0.52g/t Au & 63.7% CN Rec
POD22-03	38.10	39.62	1.52	1.08	0.62	0.8	0.95	Sx
POD22-03	42.67	47.24	4.57	3.24	0.84	8.6	3.82	Sx
POD22-03	50.29	54.86	4.57	3.26	0.68	0.7	3.12	Sx
POD22-04	33.53	56.39	22.86	21.42	2.16	60.1	49.37	Trans	15.24m @ 2.89g/t Au & 60.5% CN Rec	6.1m @ 6.2g/t Au & 50.2% CN Rec	4.57m @ 7.85g/t Au & 52.2% CN Rec	1.52m @ 16.27g/t Au & 51.9% CN Rec
POD22-05	51.82	59.44	7.62	7.22	1.07	0.8	8.17	Sx		1.52m @ 2.12g/t Au & 0.9% CN Rec	1.52m @ 2.12g/t Au & 0.9% CN Rec
POD22-06	No Significant Results
POD22-07	19.81	33.53	13.72	10.76	0.69	80.6	9.48	Ox	12.19m @ 0.75g/t Au & 80% CN Rec
POD22-07	33.53	41.15	7.62	6.14	0.69	41.2	5.29	Trans	7.62m @ 0.69g/t Au & 41.2% CN Rec
POD22-07	41.15	44.20	3.05	2.45	1.00	7.8	3.04	Sx		1.52m @ 1.13g/t Au & 13.3% CN Rec
POD22-07	47.24	67.06	19.81	16.43	1.45	0.4	28.71	Sx		19.81m @ 1.45g/t Au & 0.4% CN Rec	1.52m @ 2.18g/t Au & 0.2% CN Rec 1.52m @ 2.27g/t Au & 0.2% CN Rec
POD22-07	71.63	83.82	12.19	10.22	0.29	60.7	3.57	Trans
POD22-07	96.01	97.54	1.52	1.27	0.52	46.3	0.79	Trans	1.52m @ 0.52g/t Au & 46.3% CN Rec
POD22-08	22.86	35.05	12.19	10.99	1.51	82.8	18.39	Ox	12.19m @ 1.51g/t Au & 82.8% CN Rec	10.67m @ 1.62g/t Au & 83.6% CN Rec	1.52m @ 2.73g/t Au & 84.2% CN Rec
POD22-08	35.05	36.58	1.52	1.39	1.39	67.6	2.12	Trans	1.52m @ 1.39g/t Au & 67.6% CN Rec	1.52m @ 1.39g/t Au & 67.6% CN Rec
POD22-08	36.58	71.63	35.05	32.30	4.12	4.6	144.34	Sx		33.53m @ 4.27g/t Au & 3.5% CN Rec	22.86m @ 5.69g/t Au & 1.2% CN Rec	4.57m @ 12.44g/t Au & 0.1% CN Rec
POD22-08	73.15	80.77	7.62	7.06	0.91	0.9	6.91	Sx		1.52m @ 2.36g/t Au & 0.2% CN Rec	1.52m @ 2.36g/t Au & 0.2% CN Rec
POD22-09	18.29	39.62	21.34	20.84	1.37	82.9	29.13	Ox	19.81m @ 1.45g/t Au & 82.5% CN Rec	13.72m @ 1.76g/t Au & 79.8% CN Rec	3.05m @ 2.86g/t Au & 75.5% CN Rec
POD22-09	39.62	64.01	24.38	23.99	4.96	2.4	120.92	Sx		22.86m @ 5.25g/t Au & 1% CN Rec	13.72m @ 7.8g/t Au & 0.7% CN Rec	3.05m @ 21.63g/t Au & 0.3% CN Rec
POD22-09	65.53	68.58	3.05	3.00	0.89	20.2	2.71	Sx		1.52m @ 1g/t Au & 16% CN Rec
POD22-09	77.72	79.25	1.52	1.48	0.26	49.8	0.40	Trans
POD22-10	0.00	19.81	19.81	4.20	0.51	75.5	10.07	Ox	9.14m @ 0.75g/t Au & 84% CN Rec	1.52m @ 1.11g/t Au & 79.9% CN Rec
POD22-10	21.34	33.53	12.19	2.84	1.09	59.9	13.32	Trans	10.67m @ 1.18g/t Au & 61.1% CN Rec	10.67m @ 1.18g/t Au & 61.1% CN Rec
POD22-10	33.53	44.20	10.67	2.75	1.15	72.2	12.23	Ox	4.57m @ 2.32g/t Au & 74.8% CN Rec	4.57m @ 2.32g/t Au & 74.8% CN Rec	1.52m @ 3.95g/t Au & 73.1% CN Rec
POD22-10	44.20	51.82	7.62	2.16	0.23	66.3	1.75	Trans
POD22-10	54.86	68.58	13.72	4.10	0.54	3.5	7.42	Sx
POD22-10	76.20	80.77	4.57	1.41	0.35	44.8	1.59	Trans
POD22-11	21.34	38.10	16.76	7.74	0.21	87.8	3.53	Ox
POD22-11	53.34	54.86	1.52	0.76	0.21	81.0	0.32	Ox
POD22-11B	16.76	57.91	41.15	20.97	0.35	85.3	14.36	Ox	4.57m @ 0.73g/t Au & 87.2% CN Rec 3.05m @ 0.65g/t Au & 90.7% CN Rec
POD22-11B	59.44	60.96	1.52	0.82	0.67	4.5	1.01	Sx
POD22-12	7.62	16.76	9.14	7.24	0.34	82.1	3.08	Ox	1.52m @ 0.53g/t Au & 88.7% CN Rec
POD22-13	100.58	121.92	21.34	16.76	1.65	1.4	35.24	Sx		9.14m @ 3.19g/t Au & 0.3% CN Rec	7.62m @ 3.44g/t Au & 0.3% CN Rec
POD22-14	16.76	36.58	19.81	19.54	1.52	82.7	30.18	Ox	18.29m @ 1.62g/t Au & 82.2% CN Rec	12.19m @ 2.13g/t Au & 82.1% CN Rec	4.57m @ 3.28g/t Au & 85.3% CN Rec
POD22-14	36.58	68.58	32.00	31.51	2.72	6.2	87.11	Sx		25.91m @ 3.19g/t Au & 3.9% CN Rec	6.1m @ 3.7g/t Au & 0.9% CN Rec 7.62m @ 5.61g/t Au & 6% CN Rec
POD22-15	12.19	18.29	6.10	5.99	1.90	72.3	11.56	Ox	6.1m @ 1.9g/t Au & 72.3% CN Rec	4.57m @ 2.35g/t Au & 69.8% CN Rec	1.52m @ 3.59g/t Au & 79.7% CN Rec
POD22-15	18.29	19.81	1.52	1.50	4.01	49.4	6.11	Trans	1.52m @ 4.01g/t Au & 49.4% CN Rec	1.52m @ 4.01g/t Au & 49.4% CN Rec	1.52m @ 4.01g/t Au & 49.4% CN Rec
POD22-15	21.34	28.96	7.62	7.49	2.45	20.2	18.64	Sx		7.62m @ 2.45g/t Au & 20.2% CN Rec	7.62m @ 2.45g/t Au & 20.2% CN Rec
POD22-15	28.96	30.48	1.52	1.50	3.37	65.6	5.14	Trans	1.52m @ 3.37g/t Au & 65.6% CN Rec	1.52m @ 3.37g/t Au & 65.6% CN Rec	1.52m @ 3.37g/t Au & 65.6% CN Rec
POD22-15	30.48	56.39	25.91	25.51	4.87	69.6	126.27	Trans	21.34m @ 5.87g/t Au & 78.5% CN Rec	19.81m @ 6.27g/t Au & 78.6% CN Rec	13.72m @ 8.52g/t Au & 79.6% CN Rec	6.1m @ 13.6g/t Au & 81.2% CN Rec
POD22-16	12.19	44.20	32.00	17.51	0.64	84.6	20.55	Ox	19.81m @ 0.73g/t Au & 91.2% CN Rec 6.1m @ 0.64g/t Au & 69.9% CN Rec	1.52m @ 1.19g/t Au & 91.6% CN Rec
POD22-16	44.20	45.72	1.52	0.86	1.07	62.6	1.63	Trans	1.52m @ 1.07g/t Au & 62.6% CN Rec	1.52m @ 1.07g/t Au & 62.6% CN Rec
POD22-16	45.72	50.29	4.57	2.66	0.69	4.1	3.15	Sx
POD22-17	9.14	35.05	25.91	13.45	2.84	79.6	73.54	Ox	25.91m @ 2.84g/t Au & 79.6% CN Rec	25.91m @ 2.84g/t Au & 79.6% CN Rec	1.52m @ 2.3g/t Au & 81.7% CN Rec 10.67m @ 4.95g/t Au & 72.9% CN Rec	1.52m @ 13.8g/t Au & 77% CN Rec
POD22-17	35.05	39.62	4.57	2.44	7.89	7.7	36.06	Sx		4.57m @ 7.89g/t Au & 7.7% CN Rec	4.57m @ 7.89g/t Au & 7.7% CN Rec
POD22-17	39.62	41.15	1.52	0.81	7.30	55.1	11.13	Trans	1.52m @ 7.3g/t Au & 55.1% CN Rec	1.52m @ 7.3g/t Au & 55.1% CN Rec	1.52m @ 7.3g/t Au & 55.1% CN Rec
POD22-17	41.15	65.53	24.38	13.27	1.61	75.1	39.26	Ox	24.38m @ 1.61g/t Au & 75.1% CN Rec	13.72m @ 2.3g/t Au & 73.4% CN Rec 1.52m @ 1.06g/t Au & 79.2% CN Rec	6.1m @ 3.75g/t Au & 77.8% CN Rec
POD22-17	65.53	76.20	10.67	5.92	0.78	58.8	8.32	Trans	9.14m @ 0.83g/t Au & 59.4% CN Rec	1.52m @ 1.02g/t Au & 46.1% CN Rec
PR22-01	109.73	163.07	53.34	49.80	0.85	81.9	45.19	Ox	51.82m @ 0.87g/t Au & 81.4% CN Rec	4.57m @ 1.49g/t Au & 87.4% CN Rec 1.52m @ 1.16g/t Au & 91.4% CN Rec 1.52m @ 1.23g/t Au & 26% CN Rec 13.72m @ 1.39g/t Au & 86.3% CN Rec	1.52m @ 3.95g/t Au & 88.4% CN Rec
PR22-01	176.78	208.79	32.00	29.88	1.03	77.1	32.88	Ox	30.48m @ 1.05g/t Au & 76.9% CN Rec	15.24m @ 1.33g/t Au & 70.4% CN Rec	1.52m @ 2.35g/t Au & 45.1% CN Rec
PR22-01	208.79	225.55	16.76	15.65	0.51	59.9	8.51	Trans	13.72m @ 0.54g/t Au & 59% CN Rec
PR22-01	225.55	243.84	18.29	17.07	1.61	80.6	29.51	Ox	18.29m @ 1.61g/t Au & 80.6% CN Rec	9.14m @ 2.52g/t Au & 84.6% CN Rec	3.05m @ 5.32g/t Au & 89.4% CN Rec
PR22-02	80.77	143.26	62.48	57.93	0.46	79.3	28.99	Ox	18.29m @ 0.89g/t Au & 77.1% CN Rec 3.05m @ 0.54g/t Au & 79.2% CN Rec 1.52m @ 0.54g/t Au & 86.6% CN Rec	6.1m @ 1.54g/t Au & 78.9% CN Rec	1.52m @ 2.49g/t Au & 89.2% CN Rec
PR22-02	144.78	172.21	27.43	25.43	0.49	50.3	13.54	Trans	10.67m @ 0.7g/t Au & 54.6% CN Rec 4.57m @ 0.55g/t Au & 42.9% CN Rec	1.52m @ 1.19g/t Au & 44.5% CN Rec
PR22-03	193.55	219.46	25.91	25.34	0.62	82.2	16.11	Ox	7.62m @ 0.81g/t Au & 88.3% CN Rec 9.14m @ 0.74g/t Au & 84% CN Rec	1.52m @ 1.53g/t Au & 90.2% CN Rec
PR22-03	219.46	230.12	10.67	10.44	0.52	64.4	5.56	Trans	7.62m @ 0.62g/t Au & 70.9% CN Rec
PR22-04	13.72	18.29	4.57	4.55	0.35	80.1	1.59	Ox
PR22-04	25.91	27.43	1.52	1.52	0.21	85.7	0.32	Ox
PR22-04	30.48	32.00	1.52	1.52	0.21	79.4	0.33	Ox
PR22-04	41.15	44.20	3.05	3.04	0.32	88.2	0.98	Ox
PR22-04	172.21	181.36	9.14	9.11	0.47	62.5	4.25	Trans	3.05m @ 0.84g/t Au & 62.6% CN Rec	1.52m @ 1.01g/t Au & 56.4% CN Rec
PR22-05	19.81	21.34	1.52	1.49	0.18	90.4	0.27	Ox
PR22-05	54.86	56.39	1.52	1.49	0.23	91.3	0.35	Ox
PR22-05	65.53	71.63	6.10	5.97	0.33	94.4	1.98	Ox	1.52m @ 0.5g/t Au & 97.6% CN Rec
PR22-05	172.21	178.31	6.10	5.97	0.35	81.1	2.14	Ox
PR22-05	178.31	208.79	30.48	29.87	0.35	53.2	10.67	Trans	1.52m @ 0.52g/t Au & 57.5% CN Rec 3.05m @ 0.55g/t Au & 57.8% CN Rec
PR22-06	59.44	60.96	1.52	1.42	0.20	84.2	0.31	Ox
PR22-06	169.16	190.50	21.34	19.92	0.41	86.2	8.85	Ox	10.67m @ 0.52g/t Au & 88.6% CN Rec
PR22-07	167.64	169.16	1.52	1.51	0.30	43.5	0.46	Trans
PR22-07	169.16	176.78	7.62	7.53	0.56	10.2	4.27	Sx
PR22-07	176.78	185.93	9.14	9.03	0.20	40.5	1.86	Trans
PR22-07	210.31	237.74	27.43	27.09	1.10	82.6	30.14	Ox	21.34m @ 1.33g/t Au & 83.8% CN Rec	18.29m @ 1.44g/t Au & 84.2% CN Rec	1.52m @ 2.23g/t Au & 83.4% CN Rec 1.52m @ 2.23g/t Au & 76.2% CN Rec
PR22-07	251.46	252.98	1.52	1.51	0.20	75.8	0.30	Ox
PR22-08	59.44	60.96	1.52	1.45	0.27	65.7	0.42	Trans
PR22-08	198.12	202.69	4.57	4.35	0.75	56.7	3.41	Trans	3.05m @ 0.97g/t Au & 53.3% CN Rec	1.52m @ 1.07g/t Au & 57% CN Rec
PR22-08	204.22	216.41	12.19	11.60	0.30	73.6	3.67	Ox	1.52m @ 0.54g/t Au & 72.8% CN Rec
PR22-08	216.41	217.93	1.52	1.45	0.68	45.6	1.04	Trans	1.52m @ 0.68g/t Au & 45.6% CN Rec
PR22-08	217.93	220.98	3.05	2.90	0.92	29.9	2.80	Sx
PR22-08	222.50	256.03	33.53	31.89	0.70	73.8	23.50	Ox	30.48m @ 0.73g/t Au & 74.5% CN Rec	3.05m @ 1.25g/t Au & 60.1% CN Rec
PR22-08	266.70	268.22	1.52	1.45	0.20	92.3	0.30	Ox
PR22-09	42.67	44.20	1.52	1.48	0.35	68.0	0.54	Trans
PR22-09	161.54	179.83	18.29	17.74	0.28	84.7	5.11	Ox
PR22-10	131.06	134.11	3.05	3.05	0.61	15.5	1.86	Sx
PR22-10	143.26	153.92	10.67	10.66	0.78	11.0	8.31	Sx		4.57m @ 1.22g/t Au & 8.4% CN Rec
PR22-10	175.26	176.78	1.52	1.52	0.35	77.8	0.53	Ox
PR22-10	219.46	225.55	6.10	6.09	0.31	65.0	1.92	Trans	1.52m @ 0.6g/t Au & 71.1% CN Rec
PR22-11	47.24	48.77	1.52	1.49	0.24	76.3	0.36	Ox
PR22-11	92.96	102.11	9.14	8.93	0.31	61.2	2.79	Trans	1.52m @ 0.51g/t Au & 44.7% CN Rec
PR22-11	115.82	120.40	4.57	4.46	0.27	68.1	1.23	Trans
PR22-11	121.92	138.68	16.76	16.37	0.29	72.0	4.82	Ox
PR22-11	138.68	144.78	6.10	5.95	0.35	67.4	2.11	Trans
PR22-11	144.78	172.21	27.43	26.78	0.52	76.9	14.23	Ox	15.24m @ 0.73g/t Au & 77.7% CN Rec	3.05m @ 1.42g/t Au & 80.7% CN Rec
PR22-12	304.80	310.90	6.10	6.00	0.63	68.5	3.85	Trans	6.1m @ 0.63g/t Au & 68.5% CN Rec	1.52m @ 1.21g/t Au & 75.2% CN Rec
PR22-12	310.90	327.66	16.76	16.49	0.60	59.5	9.99	Trans	13.72m @ 0.65g/t Au & 60% CN Rec	1.52m @ 1.4g/t Au & 62.1% CN Rec
PR22-12	327.66	333.76	6.10	6.00	2.15	77.1	13.09	Ox	6.1m @ 2.15g/t Au & 77.1% CN Rec	6.1m @ 2.15g/t Au & 77.1% CN Rec	4.57m @ 2.43g/t Au & 77.5% CN Rec
SH22-01	41.15	45.72	4.57	4.51	3.07	0.3	14.02	Sx		4.57m @ 3.07g/t Au & 0.3% CN Rec	1.52m @ 6.08g/t Au & 0.1% CN Rec
SH22-01	45.72	50.29	4.57	4.51	1.17	46.9	5.36	Trans	3.05m @ 1.62g/t Au & 39.6% CN Rec	3.05m @ 1.62g/t Au & 39.6% CN Rec
SH22-01	60.96	62.48	1.52	1.51	0.24	62.8	0.36	Trans
SH22-01	83.82	85.34	1.52	1.51	0.31	58.6	0.47	Trans
SH22-02	64.01	70.10	6.10	4.68	0.62	62.1	3.76	Trans	4.57m @ 0.68g/t Au & 56.7% CN Rec
SH22-02	70.10	82.30	12.19	9.37	0.25	55.8	3.00	Trans
SH22-03	39.62	41.15	1.52	1.36	1.29	68.2	1.97	Trans	1.52m @ 1.29g/t Au & 68.2% CN Rec	1.52m @ 1.29g/t Au & 68.2% CN Rec
SH22-03	41.15	76.20	35.05	31.37	0.52	78.4	18.06	Ox	4.57m @ 0.78g/t Au & 77.9% CN Rec 7.62m @ 1.04g/t Au & 82.2% CN Rec	4.57m @ 1.38g/t Au & 80.7% CN Rec
SH22-04	7.62	16.76	9.14	7.17	0.58	41.4	5.27	Trans	6.1m @ 0.65g/t Au & 38.5% CN Rec
SH22-04	16.76	48.77	32.00	25.02	0.41	78.1	13.08	Ox	7.62m @ 0.72g/t Au & 80.9% CN Rec
SH22-04	85.34	106.68	21.34	17.03	0.23	82.9	4.81	Ox
SH22-05	1.52	30.48	28.96	26.05	0.38	77.9	10.99	Ox	1.52m @ 0.6g/t Au & 89.1% CN Rec 4.57m @ 0.74g/t Au & 84.8% CN Rec
SH22-05	36.58	67.06	30.48	27.57	0.31	78.4	9.48	Ox	7.62m @ 0.62g/t Au & 83.8% CN Rec
SH22-05	67.06	73.15	6.10	5.53	0.26	66.6	1.58	Trans
SH22-05	73.15	79.25	6.10	5.53	0.35	77.0	2.12	Ox	1.52m @ 0.55g/t Au & 81.5% CN Rec
SH22-06	No Significant Results
SH22-07	9.14	10.67	1.52	1.15	0.20	78.4	0.31	Ox
Criteria:

Ox and Trans Domains, Cut off grade 0.17g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Sx Domain, Cut off grade 0.5g/t Au, minimum length 1.5m, maximum consecutive internal waste 6m.

Table 2: South Railroad Drill Hole Collars

Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth (m)	Type
DX22-01	588157	4475397	2352	89.2	-56.2	244	PLANNED
DX22-02	588096	4475294	2341	74.3	-51.4	259	PLANNED
DX22-03	588161	4475204	2318	90.5	-60.2	244	PLANNED
DX22-04	588168	4475088	2343	121.6	-69.6	274	PLANNED
DX22-05	588278	4475521	2321	287.2	-45.1	168	PLANNED
DX22-06	588333	4475639	2285	303.9	-60.2	152	PLANNED
DX22-07	588171	4475783	2360	118.2	-70.2	198	PLANNED
DX22-08	588155	4475601	2373	88.4	-58.6	238	PLANNED
DX22-09	588169	4475695	2371	89.6	-59.9	198	PLANNED
DX22-10	588203	4475823	2339	92.5	-51.9	183	PLANNED
DX22-11	588181	4475905	2314	136.5	-60.7	183	PLANNED
DX22-12	588158	4475131	2340	117.0	-67.8	274	PLANNED
JW22-01	584728	4473201	2380	117.9	-49.6	146	PLANNED
JW22-02	584693	4473095	2361	109.8	-50.6	168	PLANNED
JW22-03	584783	4473190	2381	122.5	-51.8	131	PLANNED
JW22-04	584798	4473370	2375	118.5	-45.6	152	PLANNED
JW22-05	584702	4473368	2379	58.6	-48.7	168	PLANNED
JW22-06	584642	4472890	2315	65.0	-50.5	137	PLANNED
JW22-07	584768	4473000	2340	221.9	-65.8	183	PLANNED
JW22-08	584701	4472996	2342	120.5	-50.8	137	PLANNED
LT22-01	583389	4482178	2183	59.1	-54.1	152	PLANNED
LT22-02	583266	4482209	2170	55.0	-56.0	183	PLANNED
POD22-01	584319	4487353	2151	279.4	-89.9	61	FINAL
POD22-02	584316	4487352	2151	259.1	-43.7	67	FINAL
POD22-03	584268	4487385	2162	280.1	-58.9	61	FINAL
POD22-04	584270	4487381	2161	189.1	-54.1	67	FINAL
POD22-05	584257	4487423	2162	240.5	-43.9	73	FINAL
POD22-06	584256	4487424	2162	219.7	-44.9	73	FINAL
POD22-07	584089	4487491	2207	248.7	-74.7	101	FINAL
POD22-08	584088	4487491	2207	243.9	-48.9	101	FINAL
POD22-09	584091	4487489	2207	219.6	-49.6	79	FINAL
POD22-10	584161	4487369	2189	44.7	-45.2	85	FINAL
POD22-11	584057	4487388	2226	38.9	-50.3	116	FINAL
POD22-11B	584057	4487389	2226	50.2	-49.0	116	FINAL
POD22-12	584057	4487389	2226	46.7	-76.0	30	FINAL
POD22-13	584058	4487533	2220	269.4	-51.5	122	FINAL
POD22-14	584093	4487489	2207	200.1	-45.4	91	FINAL
POD22-15	584102	4487459	2204	185.5	-56.3	61	FINAL
POD22-16	584104	4487460	2204	50.4	-65.7	79	FINAL
POD22-17	584121	4487424	2198	20.4	-64.5	91	FINAL
PR22-01	585305	4478639	2104	271.9	-61.9	244	FINAL
PR22-02	585313	4478640	2104	88.7	-60.1	198	FINAL
PR22-03	585181	4478665	2086	260.0	-68.3	232	FINAL
PR22-04	585537	4478661	2162	304.7	-88.1	232	FINAL
PR22-05	585626	4478523	2135	242.2	-75.8	264	FINAL
PR22-06	585624	4478525	2135	286.8	-53.4	259	FINAL
PR22-07	585431	4478461	2125	269.7	-70.4	255	FINAL
PR22-08	585429	4478463	2125	295.2	-61.9	274	FINAL
PR22-09	585438	4478463	2125	60.4	-65.0	180	FINAL
PR22-10	585530	4478455	2125	276.1	-89.4	226	FINAL
PR22-11	585356	4478674	2116	53.8	-73.0	177	FINAL
PR22-12	584783	4478702	2089	130.3	-69.4	337	FINAL
SH22-01	584523	4487463	2107	91.6	-80.3	98	FINAL
SH22-02	584524	4487462	2107	50.2	-48.8	82	FINAL
SH22-03	584524	4487456	2107	149.7	-55.0	79	FINAL
SH22-04	584478	4487268	2129	69.6	-55.2	107	FINAL
SH22-05	584478	4487365	2119	81.7	-65.6	88	FINAL
SH22-06	584612	4487472	2092	105.9	-53.2	98	FINAL
SH22-07	584461	4487342	2128	236.4	-44.7	76	FINAL

______________________________
[1] All metres reported above are down-hole intervals, with estimated true widths averaging from 60-95% of the reported interval. See Table 1 for estimated true widths of individual composites. All assays were performed on 5 foot (1.5 metre) RC intervals. The reported composites were not subject to "high grade capping" and Orla believes that applying a top cut would have a negligible effect on overall grades. Composites for the oxide and transition drilling were calculated using 0.17 g/t Au, and sulphide drilling was 0.5 g/t Au cut-off grade and maximum 6 metres consecutive internal waste. Oxide, transition, and sulphide mineralized intervals were defined using cyanide leach results applied to >0.17 g/t Au mineralization defined by fire assay analysis. Oxide, transition, and sulphide intersections are defined by >70%, 40-70% and <40% cyanide recovery results respectively.

SOURCE Orla Mining Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/08/c9099.html

%CIK: 0001680056

For further information: Jason Simpson, President & Chief Executive Officer; Andrew Bradbury, Vice President, Investor Relations & Corporate Development, www.orlamining.com, info@orlamining.com

CO: Orla Mining Ltd.

CNW 06:00e 08-FEB-23